FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2005
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date October 13, 2005	By	/s Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Announcement of Results of Tender Offer and Change in Subsidiary

October 13, 2005
Canon Inc.
President & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]
Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Announcement of Results of Tender Offer and Change in Subsidiary
     Canon Inc. (“Canon”) announced today the results of the tender offer bid for shares of NEC Machinery Corporation (Securities code: 6344, listed on the Second Section of the Osaka Securities Exchange (“NEC Machinery”)), commenced on August 26, 2005 and completed on October 12, 2005. Canon also announced that NEC Machinery will become a consolidated subsidiary of Canon.
I. Regarding the results of the tender offer
1. Outline of tender offer (as announced on August 25, 2005)
     (1) Name and address of the company that made the tender offer
          Canon Inc.
          30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
     (2) Name of the company targeted
          NEC Machinery Corporation
     (3) Class of shares acquired by tender offer
          Common stock
     (4) Period of tender offer
          August 26, 2005 (Friday) through October 12, 2005 (Wednesday) (48 days)
     (5) Tender offer price
          1,212 yen per share
2. Results of tender offer
     (1) Tender status

Number of shares planned to be purchased	4,240,000 shares
Number of shares tendered	5,208,900 shares
Number of shares purchased	5,208,900 shares

     (2) Consequence of tender offer
Since the total number of NEC Machinery shares (5,208,900 shares) tendered by NEC Machinery shareholders exceeded the number of the shares originally planned to be purchased (4,240,000 shares), Canon will purchase all of the tendered shares.

Number of applicant shareholders	174
Number of shares tendered	5,208,900 shares
Number of shares purchased	5,208,900 shares
Number of shares not purchased	0 shares
     (3) Calculation pursuant to the pro rata method
Not applicable
     (4) Change in ownership of shares and ownership ratio

a) Shares owned by Canon before tender offer:	0 shares
(Ownership Ratio: 0.00%)
b) Shares owned by Canon after tender offer:	5,208,900 shares
(Ownership Ratio: 66.18%)

(Note)	The above ownership ratio was calculated based on the total number of NEC Machinery outstanding shares of 7,870,800 shares (as of March 31, 2005).
     (5) Funds required for purchase:          JPY 6,313,186,800
3. Settlement method and commencement date
     (1) Name and address of tender offer agent
Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
     (2) Commencement date of settlement
October 19, 2005
     (3) Settlement method
Soon after completion of the tender offer, a notification letter will be sent to the address of NEC Machinery shareholders tendering shares. (In the case of foreign shareholders, the notification letter will be sent to such shareholders’ standing proxy.) Settlement will be made by cash, either by remittance from the tender offer agent to a designated account or by payment at the head office or any domestic branch of the tender offer agent, according to the instructions of NEC Machinery shareholders tendering shares.

4.	Locations at which tender offer report is displayed

Canon Inc.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Osaka Securities Exchange Co., Ltd.

8-16, Kitahama 1-chome, Chuo-ku, Osaka
II. Regarding the change in subsidiary
As a result of the tender offer described above, NEC Machinery voting rights directly owned by Canon will be 67.34% of the total and NEC Machinery will become a consolidated subsidiary of Canon from October 19, 2005.

(Note)	The above percentage of voting rights was calculated based on the total number of voting rights (77,354 rights) of the shareholders as described in 34th Fiscal Year Securities Reports filed by NEC Machinery.
1. Basic Information about NEC Machinery

(1)	Trade name	NEC Machinery Corporation
(2)	Representative	Isao Takasaki, President
(3)	Principal office	85 Minami Yamada-cho, Kusatsu-shi, Shiga, Japan
(4)	Date of incorporation	January 21, 1972
(5)	Principal lines of business	Development, manufacturing and sales of post-process equipment (incl. die bonders) in semiconductor manufacturing equipment and FA equipment
(6)	Closing date	March 31
(7)	Number of employees	486 (as of March 31, 2005)
(8)	Capital stock	2,578,959,000 JPY (as of March 31, 2005)
(9)	Total outstanding shares	7,870,800 shares (as of March 31, 2005)
(10)	Major shareholders and shareholdings	NEC Corporation	39.64%
		NEC Kansai, Ltd.	14.25%
		NEC Machinery Employee Stock Ownership Committee	4.47%
		NEC Machinery Corporation	1.69%
		Naoki Sakai	1.07%
		Osaka Securities Finance Company, Ltd.	0.89%
		Sumitomo Mitsui Banking Corporation	0.76%
		The Bank of Tokyo-Mitsubishi, Ltd.	0.63%
		The Sumitomo Trust & Banking Co., Ltd.	0.63%
		State Street Bank and Trust Company 505019
		(Standing Proxy: Mizuho Corporate Bank, Ltd.)	0.41%

(Note)	Ownership ratios were calculated using NEC Machinery’ total outstanding shares of 7,870,800 shares (as of March 31, 2005).

(11) Consolidated financial results for past two fiscal years

(units: thousands of yen excluding per share amounts)
	(March 2004)	(March 2005)
Sales	JPY 16,312,639	JPY 16,770,271
Recurring profit	JPY 620,342	JPY 1,365,537
Net income	JPY 549,348	JPY 1,876,968
Total assets	JPY 14,414,568	JPY 14,788,430
Net assets	JPY 4,499,463	JPY 6,400,325
Annual dividend per share (yen)	JPY 0	JPY 10
2.	Date of change in subsidiary (planned)

October 19, 2005 (Wednesday)
3.	Future prospects

The Tender Offer will have no material effect on Canon’s financial results for the fiscal year ending December 31, 2005.

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